Exhibit 99.1

IHS Towers Mourns the Death of Board Member Mr Frank Dangeard

August 18, 2025, London and New York: IHS Holding Limited (NYSE: IHS) (“IHS Towers”) is saddened to report the passing of Mr Frank Dangeard, a valued member of the company’s Board of Directors. Mr. Dangeard joined the IHS Holding Limited Board of Directors in September 2020 and served as an Independent Non-Executive Director.

Sam Darwish, Chairman & CEO, IHS Towers, commented, “On behalf of IHS Towers’ Executive Committee and Board of Directors, I would like to extend our deepest condolences to Mr Dangeard’s family during this difficult time. Frank was a kind and caring, highly respected colleague and advisor who brought a wealth of knowledge and expertise to IHS. His contributions to IHS were invaluable and he will be greatly missed by all who knew and worked with him.”

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About IHS Towers: IHS Towers is one of the world's largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The company has over 39,000 towers across its eight markets, including Brazil, Cameroon, Colombia, Côte d'Ivoire, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com